Via Facsimile and U.S. Mail
Mail Stop 6010

January 9, 2009

Mr. Stanton Nelson
Chief Executive Officer
Graymark Healthcare, Inc.
101 N. Robinson, Ste. 920
Oklahoma City, OK 73102

Re: **Graymark Healthcare, Inc.**
        Form 10-K for the Year Ended December 31, 2007
        Filed March 28, 2008
        Form 10-Q for the Quarterly Period Ended June 30, 2008
        Filed August 14, 2008
        File No. 1-34171

Dear Mr. Nelson:

        We have reviewed your December 3, 2008 response to our November 20, 2008
letter and have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. After reviewing this information, we
may raise additional comments and/or request that you amend the above filings.

Form 10-K for the Year Ended December 31, 2007

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1 – Nature of Business, page F-7

1. Based on your response to prior comment one it appears that ApothecaryRx and SDC
    Holdings were under common majority ownership. Please confirm to us that in future
    filings you will disclose that ApothecaryRx and SDC Holding were under common
    control immediately before the transaction. Also it is not clear from your response if
    Graymark Productions, the legal entity in the transaction, was under the same
    common control as ApothecaryRx and SDC Holdings. Please tell us if all entities
    meet the guidance of common control in paragraph 3 of EITF 02-5.

Form 10-Q for the Quarterly Period Ended June 30, 2008

<u>Note 7 – Capital Structure, page 11</u>

2. Refer to your response to prior comment four. Tell us why it was appropriate to compare the fair value of the re-priced warrants to the recorded value in calculating additional fair value. Reference the accounting literature, which you relied upon in determining that no additional expense needed to be recorded.

*   *   *   *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comment.

       Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

                Sincerely,

                Jim B. Rosenberg
                Senior Assistant Chief Accountant